SUB-ITEM 77H: Changes in control of Registrant

On June 28, 2007, Merrill Lynch Professional Clearing Corp. (“MLPCC”) purchased the initial creation unit of each series of the Registrant, consisting of 100,000 shares of each series.  As a result of such transactions, MLPCC owned approximately 99.2% of the outstanding shares of each series, and therefore was presumed to control the Registrant under Section 2(a)(9) of the Investment Company Act of 1940.  Also as a result of such transactions, Lyons Gate Reinsurance Company Ltd., the initial shareholder of each series, ceased to control the Registrant.